

Mail Stop 3030

January 26, 2009

<u>Via U.S. Mail</u>

Mr. Drew Moyer
Chief Financial Officer
Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053

> **Re: Technitrol, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2007**
> **File No. 001-05375**

Dear Mr. Moyer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief